UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 13, 2011 (as previously amended and supplemented by Amendment No. 1 on January 21, 2011 and Amendment No. 2 on January 31, 2011, the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) by Martek Biosciences Corporation, a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the cash tender offer by Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated January 13, 2011 (as amended on January 28, 2011 and February 1, 2011, and as amended or supplemented from time to time hereafter and together with the exhibits thereto, the “Schedule TO”), filed with the SEC, to purchase all outstanding shares of common stock of the Company at a purchase price of $31.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2011, as amended or supplemented from time to time and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, thereto.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.     Additional Information.

Item 8 is hereby amended by replacing in its entirety the second paragraph under the heading “Antitrust” with the following paragraph:

The purchase of shares of Common Stock in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by DSM, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. DSM filed the Premerger Notification and Report Forms with the FTC and Antitrust Division in connection with the purchase of shares of Common Stock in the Offer and the Merger on January 14, 2011. The required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on January 31, 2011 with no action by either the FTC or the Antitrust Division.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied, but the Offer remains subject to the other terms and conditions set forth in the Offer to Purchase. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer has expired.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation

	By:	/s/ Steve Dubin
	Name:	Steve Dubin
	Title:	Chief Executive Officer

Dated: February 1, 2011

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